FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   March   2008

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

For Immediate Release

TEVA PROVIDES UPDATE ON GLATIRAMER ACETATE 40MG FOR AMYOTROPHIC LATERAL SCLEROSIS (ALS)

GA 40 mg was safe and well tolerated in ALS patients; however, study did not meet primary end point

Jerusalem, Israel, March 13, 2008 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced final results from the global phase II GoALS trial. The study was designed to assess the safety, tolerability and efficacy of glatiramer acetate (GA) 40 mg, given once daily as a subcutaneous injection, in reducing disease-related functional deterioration in Amyotrophic Lateral Sclerosis (ALS) patients. Results show that GA 40mg was safe and well-tolerated in ALS patients; however, the study's primary and secondary endpoints were not met.

"Despite our hopes and desires, similar to other drug candidates for the treatment of ALS, GA 40 mg did not prove beneficial for ALS patients but was shown to be safe and well tolerated," said Professor Vincent Meininger from Hopital de la Salpetriere, Paris, France, and principal investigator of the study, "The academic community caring for ALS patients, is very pleased with Teva's commitment to continue developing innovative treatment options such as Talampanel for such a devastating disease".

About the study
The multinational, multicenter, randomized, double-blind, placebo-controlled, parallel-group, Phase II study was conducted in 13 centers located in Israel, Belgium, France, Germany, Italy and the United Kingdom and included 366 patients with ALS. Patients received either GA 40 mg or placebo as a subcutaneous injection and continued treatment for 52 weeks. The primary outcome measure was change in ALS ALSFRS-R score. The secondary outcome measure was increased survival. The study results show that GA 40mg is not effective in the treatment of ALS; however, the drug was safe and very well tolerated.

About Glatiramer Acetate
Glatiramer acetate is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis (RRMS).

About Amyotrophic Lateral Sclerosis (ALS)

ALS, also known as "Lou Gehrig's disease", is a degenerative motor neuron disease that leads to paralysis and ultimately, to death, usually within 3-5 years from disease onset. The cause of death is most often due to respiratory failure. Progressive symptoms of the disease include muscle weakness in limbs, muscle twitching (fasciculation) and cramping, speech impediments, difficulty swallowing and respiratory impairment. Over 10,000 people in the U.S. and Europe are diagnosed with ALS each year. It is estimated that at least 50,000 people worldwide have the disease at any given time.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                    (Registrant)

By: /s/ Dan Suesskind
                                    Name: Dan Suesskind
                                    Title: Chief Financial Officer

Date: March 13 , 2008